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Exhibit (a)(1)(G)

SUPPLEMENT TO
OFFER TO PURCHASE

SANMINA-SCI CORPORATION

OFFER TO PURCHASE FOR CASH
UP TO $735,632,000 AGGREGATE PRINCIPAL AMOUNT AT MATURITY
OF ITS OUTSTANDING
ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2020
(CUSIP NOS. 800907AD9/800907AC1; ISIN NOS. US800907AD93/US800907AC11)

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
FRIDAY, MARCH 18, 2005, UNLESS EXTENDED OR EARLIER TERMINATED BY US. TENDERS OF DEBENTURES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

        On February 17, 2005, we commenced an offer to purchase for cash, upon the terms and subject to the conditions set forth in the offer to purchase and in the accompanying letter of transmittal dated February 17, 2005, up to $735,632,000 aggregate principal amount at maturity of our outstanding Zero Coupon Convertible Subordinated Debentures due 2020 at a purchase price of $543.75 for each $1,000 principal amount at maturity.

        The summary consolidated financial information set forth on the reverse hereof is being provided in accordance with Instruction 6 to Item 10 of Schedule TO and Item 1010(c) of Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended, and supplements the information contained in the offer to purchase and the letter of transmittal, including any amendments or supplements thereto. These documents contain important information that should be read before any decision is made with respect to the offer.

The Exclusive Dealer Manager for the offer is:

Banc of America Securities LLC

March 2, 2005

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data and ratios)

        The summary consolidated statement of operations data for each of the two fiscal years in the period ended October 2, 2004 and the summary consolidated balance sheet data as of the end of those fiscal years are derived from our audited consolidated financial statements incorporated by reference in the offer to purchase. The summary consolidated statement of operations data for the three month periods ended January 1, 2005 and December 27, 2003 and the summary consolidated balance sheet data as of January 1, 2005 are derived from our unaudited condensed consolidated financial statements incorporated by reference in the offer to purchase. The summary consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and other financial and operating data incorporated by reference in the offer to purchase. The historical results are not necessarily predictive of results to be expected in any future period.

	Fiscal Year Ended		Three Months Ended
	October 2, 2004	September 27, 2003	January 1, 2005	December 27, 2003
			(unaudited)
Statement of Operations Data:
Net sales	$12,204,607	$10,361,434	$3,252,706	$2,970,281
Gross profit	620,223	462,470	176,967	141,191
Income (loss) from continuing operations before extraordinary items	(14,981)	(137,157)	24,366	15,769
Net income (loss)	(11,398)	(137,157)	24,366	15,769
Earnings (loss) per share from continuing operations before extraordinary items:
Basic	$(0.03)	$(0.27)	$0.05	$0.03
Diluted	$(0.03)	$(0.27)	$0.05	$0.03
Earnings (loss) per share:
Basic	$(0.02)	$(0.27)	$0.05	$0.03
Diluted	$(0.02)	$(0.27)	$0.05	$0.03
	As of
	January 1, 2005	October 2, 2004	September 27, 2003
	(unaudited)
Balance Sheet Data:
Current assets	$4,303,930	$4,262,646	$4,109,165
Noncurrent assets	3,321,918	3,283,990	3,281,737
Current liabilities	2,813,564	2,786,059	2,036,053
Noncurrent liabilities	1,410,470	1,405,866	2,031,595
	Fiscal Year Ended		Three Months Ended
	October 2, 2004	September 27, 2003	January 1, 2005	December 27, 2003
Other Financial Data:
Ratio of earnings to fixed charges(1)	1.0x	—	1.8x	1.7x
Book value per share as of January 1, 2005	N/A	N/A	$6.50	N/A

(1)
The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of calculating the ratios, "earnings" consists of income (loss) before income taxes and loss from equity investees plus fixed charges and "fixed charges" consists of interest expense, amortization of debt discount and debt issuance costs, and the portion of rental expense representative of interest expense. Earnings for fiscal 2003 were insufficient to cover fixed charges by approximately $191.9 million. The loss before income taxes for fiscal 2003 included an impairment of long-lived assets loss of $95.6 million.

        To obtain more complete financial information, please see our Annual Report on Form 10-K for the fiscal year ended October 2, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005, which are incorporated by reference in the offer to purchase. For information on how to access these reports, please see the section of the offer to purchase entitled "Where You Can Find Additional Information."

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  Exhibit (a)(1)(G)
SUPPLEMENT TO OFFER TO PURCHASE
SANMINA-SCI CORPORATION
OFFER TO PURCHASE FOR CASH UP TO $735,632,000 AGGREGATE PRINCIPAL AMOUNT AT MATURITY OF ITS OUTSTANDING ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2020 (CUSIP NOS. 800907AD9/800907AC1; ISIN NOS. US800907AD93/US800907AC11)
SUMMARY CONSOLIDATED FINANCIAL INFORMATION (in thousands, except per share data and ratios)